March 6, 2012
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nationstar Mortgage Holdings Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-174246)
Ladies and Gentlemen:
     As underwriters of the Company’s proposed public offering of up to 19,166,667 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time on March 7, 2012, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have distributed approximately 12,971 copies of the Company’s Preliminary Prospectus issued February 24, 2012 through the date hereof, to underwriters, dealers, institutions and others.
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
CITIGROUP GLOBAL MARKETS INC.
CREDIT SUISSE SECURITIES (USA) LLC
WELLS FARGO SECURITIES, LLC
As Representatives of the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michele A.H. Allong

Name:	Michele A.H. Allong
Title:	Authorized Signatory

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Christian Anderson

Name:	Christian Anderson
Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Andrew Rosenburgh

Name:	Andrew Rosenburgh
Title:	Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman

Name:	David Herman
Title:	Director
[Signature page to the Nationstar Mortgage Holdings Inc. Acceleration Request]